CONFIDENTIAL TREATMENT REQUESTED BY
CORNERSTONE ONDEMAND, INC.
CSOD – 0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED BY [***].

November 12, 2010

VIA OVERNIGHT DELIVERY AND COURIER

Securities and Exchange Commission	Submitted pursuant to a
Division of Corporation Finance	Request for Confidential Treatment
100 F Street, N.E.	Pursuant to 17 C.F.R. 200.83
Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Michael Johnson
Morgan Youngwood
Stephen Krikorian

Re:	Cornerstone OnDemand, Inc.
Registration Statement on Form S-1
Filed on September 28, 2010
File No. 333-169621

Amendment No. 1 to Registration Statement on Form S-1
Filed on November 9, 2010
File No. 333-169621

Ladies and Gentlemen:

On behalf of Cornerstone OnDemand, Inc. (the “Company”), and in connection with the submission of a letter dated November 9, 2010 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 26, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-169621) filed with the Commission on September 28, 2010, we submit this supplemental memorandum to further address two of the comments from the Staff.  The Company filed Amendment No. 1 to the Registration Statement on November 9, 2010 (“Amendment No. 1”).  We are respectfully requesting confidential treatment for this supplemental memorandum pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83 due to the commercially sensitive nature of the information discussed herein.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 2	CSOD - 0001

In this memorandum, we are further responding to comments 9 and 10 from the Staff which are recited below in italicized, bold type and have followed such comments with the Company’s response thereto.

Stock-based Compensation, page 44

9.
Please revise your table on page 46 to include the 604,618 stock options granted in September 2010.  Update your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

10.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

In response to the foregoing comments, the Company is providing the following information for the Staff’s consideration in connection with the Company’s pricing of stock option grants made since January 1, 2009 through September 30, 2010, the date of the Company's most recent financial statements in Amendment No. 1.

The Company supplementally advises the Staff that it has not yet determined the proposed IPO price due to general uncertainty in the capital markets and the fact that the Company’s proposed initial public offering will not occur until [***], at the earliest.  Nonetheless, on [***], representatives of Goldman, Sachs & Co. and Barclays Capital, the lead underwriters for Company’s initial public offering, preliminarily advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of [***] were the Company to undertake an initial public offering in [***].  This range did not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business such as remaining a privately held company.   There have been no changes to such preliminary IPO price range advice since [***].

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 3	CSOD - 0001

The Company further advises the Staff that the Company’s management began to discuss an initial public offering opportunity with various investment banks through a series of presentations on June 29 and June 30, 2010 and held the first organizational meeting for the offering with its lead underwriters on July 27, 2010, during which the Company presented a detailed overview of its business, product strategy and financial outlook.  The Company had preliminary discussions with the underwriters in [***] regarding potential valuation methodologies and a fully-distributed value for the Company of [***] given market conditions at the time of the discussions based on an expected [***] offering.  On [***], the underwriters and the Company had a detailed discussion regarding the possible price range for an offering in [***] of Common Stock.  This price range and the [***] timing for an offering were based on several recently developing factors discussed in detail below.

The Company will set forth a bona fide preliminary IPO price range in a pre-effective amendment to the Registration Statement prior to distribution of any preliminary prospectus in sufficient time to permit the Staff to review the associated disclosure.  If the range is subsequently revised, the Company will file a subsequent amendment to the extent required by the rules of the Commission.

Overview

The Company granted options to purchase its common stock to its employees and non-employee members of its Board of Directors (the “Board”) on three dates between January 1, 2009 and September 30, 2010.  The Company did not grant any other form of equity incentive awards during this period.  The following table sets forth at each such date (i) the aggregate number of shares subject to the option grants, (ii) the exercise price per share for such option grants, (iii) the estimated fair value of the Company’s common stock used for accounting purposes for the option grants, (iv) the increase in the fair value of the Company's common stock from the prior grant date fair value, and (v) the percentage discount that such estimated fair value represented in comparison to the $[***] midpoint of the preliminary IPO price range referenced above.

Date of Issuance	Aggregate Number of Subject to Granted Options	Exercise Price per Share	Estimated Common Stock Fair Value Used for Accounting Purposes	% Increase in Fair Value from Prior Fair Value		% Discount of Fair Value from Midpoint of Anticipated IPO Price Range
December 31, 2009	581,000	$1.26	$1.26	N/A		[***	]%
April 21, 2010	782,400	$1.65	$1.65	31%		[***	]%
September 20, 2010	614,618	$2.76	$6.51	136	%(1)	[***	]%

(1)	This amount represents the increase from the $2.76 valuation at June 30, 2010 to the $6.51 valuation at September 30, 2010.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 4	CSOD - 0001

As disclosed in the section of Amendment No. 1 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates —Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Common Stock” on pages 48 through 52 thereof, the Company regularly engaged independent third-party valuation experts to conduct contemporaneous valuations of the Company’s common stock during this time period  to assist the Company’s Board in determining the common stock’s fair value for purposes of granting options.  The Board was regularly apprised of the methodology, assumptions and results of each valuation.  In performing the valuations, the independent expert took into account those objective and subjective factors deemed relevant and important by the Board and the Company’s management.  The Board also determined that the assumptions and inputs used in connection with such valuations reflected the Board and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

In determining exercise prices for option grants, the Board estimated the fair value of the common stock on the date of each meeting at which options were granted, relying upon input from management and the most recently completed contemporaneous independent third-party valuation report.  Throughout this period, the Board was comprised of a majority of non-employee directors with substantial collective experience in technology and a number with experience specifically in the Software-as-a-Service (“SaaS”) industry.  The Board intended that all options be granted and exercisable at a price per share not less than the per share fair value of the underlying common stock on the date of grant.  Given the absence of a public trading market for the common stock, the Board applied the “best estimate” method in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, exercising its reasonable judgment in considering numerous objective and subjective factors to determine its best estimate of the fair value of the Company’s common stock.  These factors included:

•
the market price, and related financial multiples, of companies engaged in the same or similar lines of business to that of the Company whose equity securities are publicly traded in active trading markets;

•	the most recent contemporaneous independent third-party valuation;
•	the nature and history of the Company’s business;
•	the Company’s operating and financial performance;
•	general economic conditions and the specific outlook for the Company’s industry;
•	significant new client sales by the Company and by the Company’s competitors, as well as the Company’s competitive position in general;
•	the lack of liquidity for the Company’s non-publicly traded stock;
•
the effects  on  the  common stock’s value of the Company’s other outstanding securities, especially its preferred stock in terms of liquidation preferences, conversion rights, voting rights and other features; and

•	relative probabilities of successfully achieving various liquidity event scenarios or alternatively remaining a private company.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 5	CSOD - 0001

The most significant factors particularly considered both by the independent third-party valuation experts in preparing their valuation reports and by the Board in determining the fair value of the Company’s common stock, and thus the option exercise price, at each grant date are described below.  The Company respectfully submits, however, that estimating fair value of the common stock requires a number of assumptions and estimates about contemporaneous and future events and conditions.  The Board can consider only information it has at that time, and lacks knowledge of how events will actually unfold.  If the Company had made different assumptions and estimates, and with the benefit of hindsight, it might have arrived at different valuations such that the stock-based compensation expense the Company has recognized, and will in the future recognize, could have been materially different.  Nonetheless, the Company believes that it has used reasonable methodologies, approaches and assumptions in determining the fair value of its common stock at each grant date.

December 31, 2009 Grants

The Company’s Board granted options to purchase 581,000 shares of common stock on December 31, 2009.  For purposes of estimating the fair value of the common stock in order to set the exercise price of such options, the Board relied upon a finalized draft of the most recent contemporaneous independent third-party valuation report prepared by [***].  The report, which was formally issued on January 12, 2010, set forth [***]’s opinion that the fair value of the Company’s common stock was $1.26 as of September 30, 2009. The primary valuation factors cited by [***] in the report were:

•
A business enterprise equity value for the Company of $83.4 million as of September 30, 2009, which was determined based on a combination of the market-based and income approaches using the probability-weighted expected return method.

•	A discount rate of 30% based on the Company’s estimated weighted average cost of capital at that time.
•	A lack of marketability discount of 25%.
•
Liquidity event scenario probabilities of 20% for an initial public offering (as early as March 2011 and as late as December 2011), 40% for a sale or merger, and 35% for continuing as a private company. A dissolution scenario was deemed unlikely and was thus assigned only a 5% probability.

[***], in determining the appropriateness of the foregoing factors as of September 30, 2009, and the Board, in subsequently estimating the fair value of the common stock at December 31, 2009, as well as determining that reliance upon the September 30, 2009 finalized draft report at December 31, 2009 was appropriate, each considered the Company’s recent operating performance, liquidity and financial condition and competitive environment at such dates.  At the time of the grants, management had determined that the Company would likely meet its revenue goals for 2009, which were already considered and incorporated into the September 30, 2009 valuation that was completed in draft form as of the grant date and issued in final form on January 12, 2010, thus relying upon the September 30, 2009 valuation was considered appropriate by the Board.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 6	CSOD - 0001

In assessing the likelihood of various liquidity event scenarios, the Board took note of overall general stock market conditions at that time, and for IPOs in particular, which led the Board to believe that the Company would not be able to undertake an IPO in 2010 and that there was only a 20% probability that it would be able to successfully complete an IPO in 2011.  The Board also noted the relatively flat stock market performance by a number of the Company’s benchmarked companies  whose stocks are publically traded, in considering whether to continue to rely on [***]’s finalized draft September 30, 2009 report at December 31, 2009 and generally determined that there were no significant changes in the other primary valuation factors that would make such reliance inappropriate or otherwise warrant a change in the fair value of the common stock since September 30, 2009 given that the valuation incorporated the Company's actual financial performance for the fourth quarter of 2009.  The Board also considered the macro-economic conditions at the time, noting great uncertainty as to whether the economy would rebound in 2010 in general and as to the timing and extent of any rebound specifically within the Company’s customer base.  It should be noted that, as a result of the financial crisis that started in late 2008 and carried into 2009, the macroeconomic environment at this time was one of great uncertainty.  In addition, the Company noted cautious spending patterns among several sectors of its large enterprise customer base, including the financial services sector.  These more conservative spending patterns exercised by corporations for IT and related products and services that resulted from the recession challenged the Company’s plans for future growth.

April 21, 2010 Grants

The Board of Directors granted options to purchase 782,400 shares of common stock on April 21, 2010.  For purposes of estimating the fair value of the common stock in order to set the exercise price of such options, the Board relied upon the most recent contemporaneous independent third-party valuation report prepared by [***].   The report, which was completed on April 21, 2010, set forth [***]’s opinion that the fair value of the common stock was $1.65 as of March 31, 2010, an increase of 31% from $1.26 at December 31, 2009.  The primary valuation factors cited by [***] in the report were:

•	A business enterprise equity value for the Company of $107.2 million as of March 31, 2010, which was determined using the probability-weighted expected return method.
•	A discount rate of 30%, based on the Company’s estimated weighted average cost of capital at that time.
•	A lack of marketability discount of 25%.
•
Liquidity event scenario probabilities of 35% for an initial public offering (as early as March 2011 and now as late March 2012), 25% for a sale or merger, and 35% for continuing as a private company. Again, a dissolution scenario was deemed unlikely and was thus assigned only a 5% probability.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 7	CSOD - 0001

The increase in the estimated fair value of the common stock from December 31, 2009 to March 31, 2010 was primarily due to application of relatively similar revenue multiples as used in the prior valuation to a higher revenue forecast.  The higher revenue forecast resulted from continued Company growth and execution and a relative reduction in risk associated with the overall macroeconomic uncertainty that existed at December 31, 2009.  In addition, the valuation increased due to the assignment of a higher probability for an initial public offering event scenario compared to the prior valuation.

In the first quarter of 2010, the Company experienced continued growth and an improved revenue outlook, as reflected by closing significant contracts with a number of new, large customers.  The Company’s financial forecast for fiscal 2010 reflected a 38% increase in revenue over 2009 ($40 million over approximately $29 million).  In addition, the Company made progress in establishing a number of required business processes designed to drive growth, including establishing a sales enablement function focused solely on bringing on board and training new sales personnel,  expanding the Company’s partner enablement functions focused solely on bringing on board and training resellers and referral partners,  and increased investment in its  European operations.  Nonetheless, given the seasonality of the Company’s business, in which many client contracts are executed very late in each quarter and year, the Board noted that it was difficult this early in the fiscal year to assess whether the Company would fall below, meet, or exceed its relatively high 2010 financial forecast.

[***] and the Board also reviewed current market valuations of the Company’s benchmarked publicly traded companies and noted that the revenue multiples for such companies were substantially unchanged from December 31, 2009 to March 31, 2010.   As to the probabilities of various liquidity event scenarios, although the Board was more optimistic that the Company would be able to successfully complete  an initial public offering at some point in the future, the Board continued to believe that it was not likely until 2011 at the earliest, and possibly 2012, given the then-current poor state of the IPO market  for very small technology companies and the Company’s financial performance, including its relative size (approximately $28 million in revenues in 2009)  compared to more established SaaS competitors and other comparable public companies, most of them with revenues in excess of a hundred million dollars. During the first quarter of 2010, there were very few initial public offerings, and many of those offerings were relatively unsuccessful in terms of after-market stock performance.  Therefore, for valuation purposes, the Board estimated early and late timing possibilities for an IPO in March 2011 and March 2012, respectively.   Finally, given the relatively short period of time between the March 31 date of [***]’s valuation report and the April 21 option grant date, the Board determined that reliance upon [***]’s report was appropriate and that there were no significant changes in the other primary valuation factors that would otherwise warrant a change in the fair value of the common stock from March 31, 2010.

September 20, 2010 Grants

The Board of Directors granted options to purchase 614,618 shares of common stock on September 20, 2010.  For purposes of estimating the fair value of the Company’s common stock in order to set the exercise price of such options, the Board relied upon the most recent contemporaneous independent third-party valuation report prepared by [***].  The report, issued to the Company on September 17, 2010, set forth [***]’s opinion that the fair value of the common stock was $2.76 as of June 30, 2010, an increase of 67% from $1.65 at March 31, 2010.  The primary valuation factors cited by [***] in the report were:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 8	CSOD - 0001

•	A business enterprise equity value for the Company of $151.7 million as of June 30, 2010, which was determined using the probability-weighted expected return method.
•	A discount rate of 25%, based on the Company’s estimated weighted average cost of capital at the time.
•	A lack of marketability discount of 15%.
•
Liquidity event scenario probabilities of 45% for an initial public offering (again, as early as March 2011 and as late as March 2012), 15% for a sale or merger, and 35% for continuing as a private company. Again, a dissolution scenario was deemed unlikely and thus assigned only a 5% probability.

The increase in the estimated fair value of the common stock compared to the prior valuation was primarily due to higher projected future revenues, continued improvement in the business outlook for the Company and overall economy, as well as changes in the variables used in the valuation model, including a decrease in the lack of marketability discount, a decrease in the Company’s estimated weighted average cost of capital and a higher probability ascribed to an initial public offering for the same early and late scenarios in 2011 and 2012.

During the three months ended June 30, 2010, the Company exceeded its forecasts for the first half of 2010 as a result of closing significant contracts with new customers, additional sales to existing customers and growth internationally.  As a result of this performance, and in expectation of even greater future sales as a result of increases in the Company’s direct sales teams, the Company increased its financial performance forecasts for 2010 and for the full five-year plan, resulting in 7% and 26% increases in projected revenues for 2010 and 2011, respectively, from its previous forecast.

As management believed that an initial public offering was becoming more likely in 2011 due to improved financial performance by the Company and a perceived greater openness of the public markets to initial public offerings by small technology companies, the lack of marketability discount was decreased from 25% to 15% and the probability of an initial public offering liquidity event scenario was increased from 35% to 45%.  As previously described above, on June 29, 2010, management began to discuss an initial public offering opportunity with various investment banks, and prior to the completion of the June 30 valuation report, the Company selected investment bankers and held an organizational meeting for an offering.  The Company had preliminary discussions with the underwriters in August 2010 regarding potential valuation methodologies and a fully-distributed value for the Company of [***] given market conditions at the time of the discussions.  Nonetheless, the guidance the Company received from the underwriters did not contemplate an offering until [***] at the earliest.  Accordingly, the Board kept the early and late timing of an IPO scenario the same as in the March 30 valuation.  Reinforcing this conclusion was the fact that the current market valuations and the revenue multiples of the Company’s benchmarked publicly traded companies, which would be a significant factor in ultimately determining an IPO price range for the Company, declined from March 31, 2010 to June 30, 2010 by almost 10%.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 9	CSOD - 0001

Subsequent Valuation at September 30, 2010

Subsequent to the September 20, 2010 stock option grants, the Company initiated another contemporaneous independent third-party valuation of its common stock by [***].  In a report finalized on November 7, 2010, [***] stated their opinion that the fair value of the Company’s common stock was $6.51 per share as of September 30, 2010, an increase of 136% from $2.76 at June 30, 2010. As part of its report, and as more fully discussed below, [***] cited a number of factors that influenced the increase in fair value, including the Company’s strong sales performance in the three months ended September 30, 2010; increased confidence that the Company would achieve its forecasted future revenue growth; significant increases in the market capitalizations, and thus the revenue multiples of the Company’s benchmarked publicly traded companies that would be a significant factor in determining  an IPO price range for the Company; the Company’s initial filing of the Registration Statement with the Commission; advice of lead underwriters, provided after the valuation date on October 29, 2010 but prior to completion of the valuation report, as to their anticipated recommendation of a preliminary price range for an initial public offering by the company in [***]; and a general increased likelihood that the Company could complete an initial public offering in [***] rather than in [***], a significant change in the potential timing of an initial public offering from previous expectations.

The combined effect of these factors became fully known to the Company and the Board subsequent to the September 20, 2010 stock option grants.  Nonetheless, due to the proximity of the September 20 grants to the September 30 valuation report, the Company determined that for the financial reporting purpose of estimating the fair value of the September 20 option grants, the Company would use a common stock value of $6.51 on a retrospective basis as an input to the Black-Scholes valuation model.

The primary valuation factors cited by [***] in the September 30, 2010 report were:

•
A business enterprise equity value for the Company of $331.9 million as of September 30, 2010, determined using the probability-weighted expected return method driven primarily by significant a increase in the Company’s revenue multiple, as the revenue multiples of SaaS companies overall and of the Company’s specific comparables in particular had increased significantly during the third quarter of 2010.

•	A discount rate of 20%, based on the Company’s estimated weighted average cost of capital.
•	A lack of marketability discount of 12.5%.
•
Liquidity event scenario probabilities of 65% for an initial public offering, 20% for a sale or merger, and 15% for continuing as a private company. A dissolution scenario was deemed very unlikely and thus now assigned a zero probability.

The increase in the estimated fair value of the common stock was primarily due to several factors, including:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 10	CSOD - 0001

•
Expansion of the revenue multiples of benchmark public companies and a change in the Company’s specific comparables to a set which included primarily only higher-growth SaaS companies. The single most important factor leading to the increase in the estimated fair value of the Company’s common stock were increases in the revenue multiple applied to the Company’s forecasted revenues, based on the increased stock market performance of the Company’s benchmark publicly traded comparable companies during the three months ended September 30, 2010. Specifically, higher growth SaaS companies experienced dramatic increases in market value and corresponding increases in revenue multiples during the quarter. For example, the strong stock performance of comparable publicly traded companies was highlighted by the successful initial public offering of a SaaS company, RealPage, during the quarter at $11 per share and subsequent increase in price to over $19 at September 30, 2010. Additionally, another comparable company, Netsuite, experienced an increase in stock price in excess of 86% during the quarter.  The stock performance of companies like RealPage and Netsuite was very meaningful to the Company as it considered its own valuation because it demonstrated an increased acceptance and a corresponding reduction of risk premium of earlier-stage and smaller-scale companies in the public markets.

•
The October 29, 2010 advice of the Company’s lead underwriters as to their anticipated recommendation of an estimated IPO price range based upon revenue multiples from a narrowed set of comparable companies. As part of discussing on October 29, 2010 their anticipated recommendation for an estimated price range of [***] for an initial public offering with an estimated accelerated timing in [***], the Company’s lead underwriters informed the Company that in order to determine pricing multiples in the offering they [***].  Although this discussion took place after the September 30, 2010 valuation date, the Company nonetheless considered this information and applied it retrospectively, as it finalized the September 30, 2010 valuation.

•
The Company’s initial filing of the Registration Statement with the Commission for an IPO. The Company began discussing an initial public offering with investment bankers on June 29, 2010 and held the first organizational meeting for the offering with its lead underwriters on July 27, 2010. Preparation for an offering proceeded during the three months ended September 30, 2010 and to date.  On September 28, 2010, the Company filed its Registration Statement on Form S-1 with the Commission, making an initial public offering in [***] a possibility and increasing the likelihood that an initial public offering would occur at some point as a liquidity event for the Company.

•
The resulting significantly higher likelihood that the Company would complete an initial public offering in [***]. The possibility, and even increasing likelihood, that the Company would be able to complete an initial public offering in [***] –  significantly earlier than previously anticipated as a result of both the Company-specific and the market-specific factors noted above, highlighted by the significant increase in valuation of comparable SaaS companies during the quarter, resulted in assignment of a lower discount rate from 25% to 20%, a decreased lack of marketability discount from 15% to 12.5% and an increased probability ascribed to an initial public offering liquidity event scenario for the Company from 45% to 65%, principally due to the October 29, 2010 advice from the lead underwriters.  In addition, the early and late IPO timing scenarios were changed from March 2011 and March 2012 to [***] and [***], respectively.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 11	CSOD - 0001

•
The Company’s strong sales performance in the third quarter. During the quarter, the Company exceeded its quarterly targets for sales to new clients by over [***], driven by the performance of both North American direct sales and European sales teams.

•
Increased confidence in the Company’s forecasted revenue growth. The Company’s successful financial performance in the third quarter of 2010 relative to its projections resulted in both improved confidence that the Company would meet its revenue growth goals for 2010 and higher confidence regarding the Company’s growth rate potential than existed at June 30, 2010. In addition, this higher confidence was aided by the introduction of additional product offerings that the Company believes have potential for greater additional sales to the Company’s existing client base, a significant decrease in the time for new sales employees to become productive as a result of sales enablement initiatives deployed in the quarter, and strong performance by the Company’s international operations.

•
Elimination of Impact of Participation Rights of Preferred Stock. It should also be noted that the Series D and Series E Preferred Stock that the Company issued in May 2007 and January 2009 respectively, had a participation right whereby, for exit values less than approximately $150 million, the holders would receive an extra return on their investment.  As the Company’s valuation increased to $331.9 million as of September 30, 2010 and this amount exceeded the participation right ceiling, the relative increase in the price of the common stock versus the increase in the price of the preferred stock was significant as compared to prior periods when the Company valuation was less than approximately $150 million.

Based on the combination of the above factors, most notably the narrowing and refinement of the set of comparable companies that would be used to value the Company pursuant to  the underwriters’ valuation analysis and the dramatic rise during the quarter of the associated stock prices, and thus revenue multiples for such companies, the Company assigned a substantially higher revenue multiple to its forecasted revenue, which, in combination with other financial inputs and analyses, as well as the formal undertaking of an IPO, resulted in an estimated fair value of the common stock of $6.51 per share on September 30, 2010.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 12	CSOD - 0001

Summary

The Company evaluated its performance compared to its financial forecasts and revised these projections as necessary to determine the fair value of its common stock throughout the periods discussed above, using consistent methodologies and its best estimate of the outlook for the Company at each date.  Other significant considerations included the overall state of the U.S. economy and markets, the specific market performance of the industry in which the Company operates, and the extent to which the Company’s valuation is affected by improved overall and industry-specific market performance.  Improvements in market trends, along with the Company’s own improved execution, actual financial and operating results, and the increased possibility of successfully completing an initial public offering on an accelerated timeframe, provided the Company with an increasing level of confidence in the sustainable revenue-generating performance of its business model and forecasts, as discussed above.   Accordingly, the substantial increase in the fair value of the Company’s common stock since September 30, 2009 reflects improved financial performance of the Company, higher confidence in the Company meeting its projections, and increasing market values of comparable companies.  This became more apparent as more historical evidence became available supporting the long-term viability and growth potential of the Company's business model.  In addition, the probability of an initial public offering by the Company in [***] increased dramatically in late October 2010, based on the Company’s financial performance and the significant rise in value of comparable public companies.   Moreover, the movement of stock price indices of comparable public companies throughout the past twelve months, and particularly the increases in comparable valuations over the three months ended September 30, 2010, was consistent with the Company’s overall assessment of the fair value of its common stock, which in turn was reflective of both Company-specific factors and broader market trends, including more confidence in the macro-economic outlook at September 30, 2010 as compared to prior periods.

Based upon all the factors discussed above and in Amendment No. 1, the Company advises the Staff that it believes that the estimated fair values per share of its common stock that have been used during the period discussed as the basis for determining stock-based compensation expense from its stock option grants are reasonable and appropriate.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
November 12, 2010	BY CORNERSTONE ONDEMAND, INC.
Page 13	CSOD - 0001

Please direct your questions or comments regarding the Company’s responses to Herbert P. Fockler or me at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cc:	Adam L. Miller
Perry A. Wallack
Cornerstone OnDemand, Inc.

Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Esq.
Latham & Watkins LLP

Kelvin M. Farrow
Christian D. Jester
PricewaterhouseCoopers LLP